

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2023

Anthony Scott
Chief Executive Officer
Intrusion Inc.
101 East Park Blvd, Suite 1200
Plano, Texas 75074

Re: Intrusion Inc.
Registration Statement on Form S-1
Filed December 11, 2023
File No. 333-275974

Dear Anthony Scott:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone at 202-551-8816 or Jeff Kauten at 202-551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Craig D. Linder